UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4-11

SIGNATURE

EXHIBIT:

23-1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Verizon Savings and Security Plan for West Region Hourly Employees (the “Plan”) as of December 31, 2008 and 2007, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Mitchell & Titus LLP

New York, New York

June 29, 2009

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

(in thousands of dollars)

	2008	2007
Assets:
Investments in Master Trusts (at fair value)	$1,282,804	$1,769,304

Adjustment from fair value to contract value for fully benefit responsive investment contracts	3,097	(2,884)

Net assets available for benefits	$1,285,901	$1,766,420

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

(in thousands of dollars)

Additions:

Contributions:
Employee	$83,170
Employer	40,868

Total contributions	124,038

Total additions	124,038
Deductions:

Benefits paid to participants	219,960
Transfers to other qualified plans, net	130
Net investment loss from investments in Master Trusts	382,463
Administrative expenses	2,004

Total deductions	604,557
Net change	(480,519)
Net assets available for benefits:
Beginning of year	1,766,420

End of year	$1,285,901

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2008

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Verizon Savings and Security Plan for West Region Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides eligible employees, as defined in the Plan document, of Verizon Communications Inc. (“Verizon”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan, and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options.

Liquidation of the Idearc Stock Fund, as authorized by an amendment to the Master Trust Agreement, began in October 2007 and was completed in January 2008. Sale proceeds attributable to Verizon common stock acquired with employer-matching contributions were allocated to the Verizon Company Stock Fund. Sale proceeds attributable to Verizon common stock acquired with employee contributions were allocated according to a participant’s investment elections at the time of the transfer.

Liquidation of the FairPoint stock fund began on April 3, 2008 and was completed on April 28, 2008. Sale proceeds attributable to Verizon common stock acquired with employer-matching contributions were allocated to the Verizon Company Stock Fund. Sale proceeds attributable to Verizon common stock acquired with employee contributions were allocated according to a participant’s investment elections at the time of the transfer.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include the following: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund, with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). For loans of up to five years, each new loan will bear interest at a rate based upon the prime rate as published in the Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made.

Master Trusts

At December 31, 2008 and 2007, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”) and owned a percentage of the assets in the Master Trust. This percentage is based on a pro rata share of the Master Trust assets. The Plan owned approximately 7% and 10% of the net assets in the Master Trust at December 31, 2008 and 2007, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2008

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Fidelity Management Trust Company (the “Trustee”) has been designated as the Trustee of the Master Trust and is responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

At December 31, 2008, the Plan also owned a percentage of the assets in the Bell Atlantic Master Trust, for which The Bank of New York Mellon is the Trustee. The Plan assets in the Bell Atlantic Master Trust are pooled between defined benefit plans and defined contribution plans. The total fair value of the assets allocated to defined contribution plans in the Bell Atlantic Master Trust at December 31, 2008 and 2007 was $674 million and $446 million, respectively. The Plan owned approximately 3% and 4% of the assets allocated to defined contribution accounts at December 31, 2008 and 2007, respectively

Interest and dividends along with net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust, and the Bell Atlantic Master Trust as a percentage of the total participation in such funds and portfolios.

Plan Modification

Verizon, acting through its Board of Directors or its most senior Human Resources officer, reserves the right to modify, alter, or amend the Plan at any time, subject to collective bargaining requirements. Verizon, acting through its Board of Directors, reserves the right to terminate the Plan at any time, subject to collective bargaining requirements.

Risks and Uncertainties

The Plan provides investment options for participants, who can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 2 ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. We have reclassified certain prior year amounts to conform to the current year presentation. We have evaluated subsequent events through June 29, 2009, the date these financials were filed with the Securities and Exchange Commission.

The Statement of Changes in Net Assets Available for Benefits reflects the net investment income (loss) of the Plan’s investments, in the Master Trusts, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in fair value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

As noted in the Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts are required to be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit-responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents net assets at fair value, with an adjustment to the contract value for the investment contracts. In addition, net assets available for benefits and the changes in net assets available for benefits per the financial statements will be different from those in the Plan’s Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts, as reflected in the financial statements (see Note 8).

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2008

NOTE 2 ACCOUNTING POLICIES (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurement. (SFAS No. 157) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Under SFAS No. 157 fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted in active markets for identical assets and liabilities

Level 3 – No observable inputs in the market

On October 8, 2008 the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP 157-3), which clarifies the application of SFAS No. 157 in a market that is not active. FSP 157-3 was effective upon issuance. The impact of adopting SFAS No. 157 on January 1, 2008 and the related FSP 157-3 did not have a material impact on the Plan’s financial statements.

Other Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS No. 165). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. The adoption of SFAS No. 165 will not have a significant impact on the Plan’s financial statements

NOTE 3 NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2008	2007
Net Assets:
Verizon common stock	$342,801	$450,440

Changes in net assets:	Year ended December 31, 2008
Employer contributions	$42,210
Net investment (loss)	(92,555)
Benefits paid to participants	(62,932)
Increase in diversification adjustment (Note 4)	11,624
Other	(5,986)

Net	$(107,639)

NOTE 4 VESTING AND CONTRIBUTIONS

A participant shall be fully vested in the employer-matching contributions allocated to his or her account or ESOP account and any income thereon, upon completing three years of vesting service or upon death, disability, retirement from Verizon or a Participating Affiliate, attainment of normal retirement age, or involuntary termination (other than for cause or in connection with a business transaction).

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2008

NOTE 4 VESTING AND CONTRIBUTIONS (continued)

A terminated employee’s non-vested employer-matching contributions are forfeited and offset against the participating companies’ obligation to make subsequent contributions to the Plan. Forfeitures used to reduce employer-matching contributions were $1,344,544 and $0 for the years ending December 31, 2008 and 2007, respectively.

The Plan is funded by employee contributions up to a maximum of 16% of compensation and by employer-matching contributions in shares of Verizon common stock ranging from 50% to 82%, in accordance with the participant’s collective bargaining agreement, of the initial 6% of the participants’ contributions of eligible compensation for each payroll period during the Plan year. Employees attaining the age of 50 or older can elect to make additional before-tax catch-up contributions to the Plan.

Participant contributions may be before tax (“Elective Contributions”) or from currently taxed compensation (“After-Tax Contributions”). Each participant’s Elective Contributions for the 2008 Plan year were limited to $15,500. The total amount of Elective Contributions, After-Tax Contributions and employer-matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $46,000 or (2) 100% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $230,000. The catch-up contribution limit is $5,000 for participants eligible to make catch-up contributions.

Employer-matching contributions are made in Verizon common stock and, except as described in the Plan document, participants cannot redirect these shares into other investment choices. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized funds. In Note 3 above, the “Diversification Adjustment” reflects employer-matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan document. Participants age 50 and older with one year of service are permitted to redirect up to 50% of these employer-matching contributions (100% after attaining age 55).

For the 2008 plan year, total company-matching contributions of 1.2 million shares of Verizon common stock were made with a fair value at the date of contribution of $40.9 million.

NOTE 5 RELATED-PARTY TRANSACTIONS

Verizon Investment Management Corp. (“VIMCO”), an indirect, wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan.

NOTE 6 INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

NOTE 7 INVESTMENTS IN MASTER TRUSTS

Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices for such securities on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices for such securities and obligations on the last business day of the year from published sources where available or, if not available, from other sources considered reliable (generally broker quotes). Temporary cash investments are stated at their redemption value, which approximates fair value.

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2008

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

Forward currency and index futures are accounted for as contractual commitments on a trade date basis and are carried at fair value derived from their respective price prevailing on the last business day of the year. Foreign exchange rates and index futures prices are readily available from published sources.

At December 31, 2008 and 2007, the Master Trust contained certain investments in futures and forward contracts that are considered derivative investments. However, the total fair value and the net investment income or loss is not material to the Plan.

A portion of certain funds in the Master Trust is invested in synthetic wrap investment contracts (“wrap contract”) held with four insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. The fair value of the wrap contracts was $1 million and $0 million at December 31, 2008 and 2007, respectively. Standard & Poor’s rated the issuers of these contracts and the contracts underlying the securities from A- to AAA and AA to AAA at December 31, 2008 and 2007, respectively.

Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. The contracts are included in the Master Trust assets at contract value, which, as reported by the insurance companies and banks, was approximately $800 million and $900 million, at December 31, 2008 and 2007, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include the following: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Internal Revenue Code; and (4) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan. The Plan Administrator does not believe the occurrence of any such event is probable at this time.

Wrap contracts accrue interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between fair value and contract value over time. The crediting rate is reset quarterly and has a floor rate of zero.

The contracts had average yields of 4.89% and 4.56% at December 31, 2008 and 2007, respectively. The crediting interest rates for the wrap contracts were 4.39% and 4.78% at December 31, 2008 and 2007, respectively. No valuation reserve was recorded, or was deemed necessary, at December 31, 2008 and 2007 to adjust contract amounts.

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2008

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following schedules reflect the Master Trusts net investments by investment type as of December 31, 2008 and 2007, and investment income (loss) for the year ended December 31, 2008 (in thousands):

	Investments in Master Trusts		Net Investment Income (Loss) In Master Trusts Year Ended December 31, 2008
	December 31,		Interest and Dividends	Net Appreciation (Depreciation)
	2008	2007
Verizon common stock	$5,294,232	$6,743,865	$222,528	$(1,486,183)
Investment contracts	2,279,794	1,999,573	1,026	44,621
Commingled funds	4,678,399	3,158,989	17,646	(2,418,090)
Mutual funds	2,237,639	4,439,176	103,302	(1,284,664)
Common stock	1,081,923	826,382	52,008	(274,812)
Participant loans	797,807	611,873	1,854	—
Fixed income	1,221,258	789,881	30,605	(56,342)

Total	17,591,052	18,569,739

Adjustment to contract value	37,032	(30,315)

Total investments	$17,628,084	$18,539,424	$428,969	$(5,475,470)

The Plan’s interest in the carrying value of the Master Trust and the Bell Atlantic Master Trust and the related investment loss is reported in investments in Master Trusts in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2008

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following table represents the balances of the Master Trusts’ assets and liabilities measured at fair value by the SFAS No. 157 levels described in Note 2 at December 31, 2008 (in thousands):

	Level 1	(1)	Level 2	(2)	Level 3	(3)	Total Fair Value
Investments
Investment contracts	$—		$2,279,794		$—		$2,279,794
Commingled funds	2,973,866		1,873,139		2,575		4,849,580
Verizon stock	5,294,232		—		—		5,294,232
Fixed income	—		1,499,476		—		1,499,476
Mutual funds	1,980,942		35,071		—		2,016,013
Common Stock	1,018,650		63,676		—		1,082,326

Total Investments	11,267,690		5,751,156		2,575		17,021,421

Non investment assets:
Participant loans	—		—		797,807		797,807

Total FAS 157 investments	$11,267,690		$5,751,156		$800,382		$17,819,228

(1)	Quoted prices in active markets for identical assets or liabilities
(2)	Observable inputs other than quoted prices in active markets for identical assets and liabilities
(3)	No observable pricing inputs in the market

Fair values of publicly traded common stock and mutual funds are determined by obtaining quoted prices in active markets. Fair values of investment contracts are based on the contractual terms of the underlying guaranteed investment contracts. Fair values of the commingled funds are based on the fair values of the underlying investments. Fair values of fixed income investments are based on the fair values of identical or comparable assets. Fair values of participant loans are based on carrying values.

The following table states the change in fair value of the Plan’s level 3 assets for the year ended December 31, 2008 (in thousands)

	Fair Value January 1, 2008	Unrealized Gain	Purchases/ Issuances Net	Net Transfers Out	Fair Value December 31, 2008
Participant loans	$737,450	$—	$69,615	$9,258	$797,807
Commingled funds	712	263	1,600	—	2,575

Total level 3	$738,162	$263	$71,215	$9,258	$800,382

VERIZON SAVINGS AND SECURITY PLAN FOR

WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2008

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following table reconciles investments measured at fair value to investments in master trusts at December 31, 2008 (in thousands):

Investments per FAS 157	$17,819,228
Add: Expense accruals	82,705
Add: Adjustment to contract value	37,032
Less: Fixed income liabilities	310,881

Investments in master trusts	$17,628,084

NOTE 8 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets per the Statement of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31 (in thousands):

	2008	2007
Net assets available for benefits per the financial statements	$1,285,901	$1,766,420
Adjustment for deemed no post default payments	(1,255)	(1,073)
Adjustment for fully benefit-responsive investment contracts	(3,097)	2,884

Net assets available for benefits per Form 5500	$1,281,549	$1,768,231

The following table reconciles net change per the Statement of Changes in Net Assets to net income per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2008 (in thousands):

2008
Total deductions per the financial statements	$(480,519)
Adjustment for deemed no post default payments	(182)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,981)

Net income per Form 5500	$(486,682)

NOTE 9 SUBSEQUENT EVENT

On May 13, 2009, Verizon announced plans to divest its local wireline operations serving residential and small business customers in predominantly rural areas in fourteen states. These operations will be acquired by Frontier Communications. Approximately 11,000 Verizon company employees are expected to continue employment with Frontier after the merger. The impact on the Plan has not yet been determined.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY

EMPLOYEES

By:	/s/ Donna C. Chiffriller
Donna C. Chiffriller
(Member, Verizon Employee Benefits Committee)

Date: June 29, 2009